UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

DOT HILL SYSTEMS CORP.

(Name of Subject Company)

DOT HILL SYSTEMS CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Dana W. Kammersgard

President and Chief Executive Officer

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

(303) 845-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan, Esq.

Thomas A. Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dot Hill Systems Corp., a Delaware corporation (“Dot Hill”), with the Securities and Exchange Commission on September 1, 2015, relating to the offer by Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (“Parent”) and Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of Dot Hill’s common stock, $0.001 par value per share (the “Shares”), at a purchase price of $9.75 per Share, without interest, subject to any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2015, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last sentence of the seventh paragraph on page 14 of the Schedule 14D-9 and replacing it with the following sentence:

“Mr. Kammersgard desired such introduction in order to explore and discuss OEM storage opportunities with Seagate within their emerging systems business and was aware that Morgan Stanley had previously acted as a financial advisor to, and had an existing relationship with, Seagate.”

Item 4 of the Schedule 14D-9 is hereby amended by inserting the following sentence immediately following the first sentence of the sixth full paragraph on page 15 of the Schedule 14D-9:

“Charles Christ and Ernest Sampias, two members of our Board of Directors, had respectively been a member of the board of directors of Maxtor Corporation and the interim CEO of Xyratex Ltd, each a company that was acquired by Seagate in 2006 and 2014, respectively.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last paragraph on page 17 of the Schedule 14D-9 and replacing it with the following paragraph:

“On May 15, 2015, the Strategic Committee and our Board of Directors held separate telephonic meetings with representatives of senior management, Cooley and Morgan Stanley present. During the separate meetings, the Strategic Committee and our Board of Directors each discussed the status of discussions with Seagate and the fact that the Company had offered to Seagate a one-day diligence session to discuss additional business diligence matters. The Strategic Committee and our Board of Directors authorized senior management to proceed with this diligence session. Mr. Kammersgard provided a summary to both the Strategic Committee and our Board of Directors separately on the discussions with potential alternative bidders that had previously been selected and the fact that each of these third-parties, other than Company E, had declined to pursue a strategic transaction with the Company. Mr. Kammersgard noted to both the Strategic Committee and our Board of Directors separately that Company E had not yet replied regarding their level of interest in a potential strategic transaction with the Company. At the meeting of our Board of Directors, our Board of Directors also requested the representatives of Morgan Stanley to provide further disclosure regarding Morgan Stanley’s prior work for Seagate. The representatives of Morgan Stanley provided such disclosure. Also, at the Strategic Committee meeting and the meeting of our Board of Directors, during sessions in which the representatives of Morgan Stanley were not present, the Strategic Committee and our Board of Directors separately approved the engagement of Morgan Stanley as the Company’s financial advisor in part because of its experience as a financial advisor in the storage industry and its familiarity with the Company. The Strategic Committee and our Board of Directors also separately authorized management to engage Needham & Company, LLC (“Needham & Company”) as a second financial advisor in connection with a potential strategic transaction, on terms to be negotiated by management, in light of Needham & Company’s experience as a financial advisor in the storage industry and its familiarity with the Company.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the ninth paragraph on page 18 of the Schedule 14D-9 and replacing it with the following paragraph:

“On June 12, 2015, our Board of Directors held a telephonic meeting with representatives of senior management and representatives of Cooley, Morgan Stanley and Needham & Company present. Our Board of Directors was informed that there had not been any substantive interactions with Seagate since the diligence meetings but that Seagate had indicated that it would respond with a revised indication of interest. Members of senior management, Morgan Stanley and Needham & Company reported back on the prospect of pursuing private equity buyers. Our Board of Directors then, based on input from senior management, Morgan Stanley and Needham & Company, assessed the risks associated with contacting private equity buyers and the type of companies such buyers were interested in targeting. Based upon its assessment of the Company’s EBITDA, the time delay associated with engaging private equity buyers, the low likelihood of receiving an offer from a private equity firm that would be superior to that of Seagate’s indication of interest and the risks associated with leaks of a possible transaction, our Board of Directors determined not to pursue private equity buyers.”

Item 4 of the Schedule 14D-9 is hereby amended by inserting the following sentence immediately following the second sentence of the second full paragraph on page 19 of the Schedule 14D-9:

“Neither financial advisor evaluated the Company’s patent portfolio on a standalone basis, including for the patents’ value as prosecution tools. In 2011 the Company had retained a third party to conduct a patent portfolio analysis. Our management and our Board of Directors did not seek an update to this analysis because it was of the view that the value of the Company’s patents was already captured in its valuation.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first paragraph on page 21 of the Schedule 14D-9 and replacing it with the following paragraph:

“On August 2, 2015, our Board of Directors met for dinner in advance of the August 3, 2015 in-person meeting in Longmont, Colorado. On August 3, 2015, our Board of Directors held an in-person meeting in Longmont, Colorado, with representatives of senior management and Cooley present. During the meeting, our Board of Directors was provided an update on the process and a summary of the draft Merger Agreement and discussed the same.”

Item 4 of the Schedule 14D-9 is hereby amended by inserting the following sentence immediately following the first sentence of the last paragraph on page 21 of the Schedule 14D-9:

“Prior to this meeting, our Board of Directors had received and reviewed a written memorandum from Morgan Stanley dated August 13, 2015, which reiterated information that had previously been orally disclosed to our Board of Directors regarding ongoing assignments with Seagate, including fees earned from financing services provided to Seagate in the past two years and existing equity interests Morgan Stanley or its affiliates held in Seagate. The memorandum stated that such equity interests are held in connection with Morgan Stanley’s or its affiliates’ (i) investment management business, (ii) wealth management business, including client discretionary accounts, and (iii) ordinary course trading activities, including hedging activities.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last paragraph on page 25 of the Schedule 14D-9 and replacing it with the following paragraphs:

“Prior to our receipt of Parent’s indication of interest to acquire the Company, in connection with a session with our Board of Directors in March 2015, management prepared two sets of unaudited, non-GAAP and non-public financial statements of the Company’s projected future performance as a standalone company for the calendar years 2015-2017. These projections comprised of a Board of Directors-approved plan and a management upside plan. The Board of Directors-approved plan was prepared assuming a 19% cumulative average growth rate for non-GAAP revenues from 2014-2017, 0% growth in the Server OEM market business from 2014-2017, 35% growth in the vertical markets business from 2014-2017, an improvement in the non-GAAP operating margin from 5.9% in 2014 to 12.1% in 2017 and an increase in net-cash from $42.5 million at December 31, 2014 to $89.4 million in 2017. The management upside plan was prepared assuming a 25% cumulative average growth rate for non-GAAP revenues from 2014-2017, 10% growth in the Server OEM market business from 2014-2017, 38% growth in the vertical markets business from 2014-2017, an improvement in the non-GAAP operating margin from 5.9% in 2014 to 16.9% in 2017 and an increase in net-cash from $42.5 million at December 31, 2014 to $132.2 million in 2017. Later, after receipt of Parent’s indication of interest to acquire the Company, our management increased the duration of the Board of Directors-approved plan and the management upside plan to cover the period 2017-2020 and made adjustments to the Board of Directors-approved plan projections for the calendar years 2015-2017 (the Board of Directors approved plan, for the calendar years 2015-2020, the “Target Case” and the management upside plan for the calendar years 2015-2020, the “Management Upside Case”).

The adjustments to the Board of Directors-approved plan included the increase of the aggregate projected OEM server revenues by $10.4, $22.2, $41.6 million for 2015, 2016 and 2017, respectively, and the increase of the aggregate projected vertical business revenues by $6.0, $ 16.1 and $19.9 for 2015, 2016 and 2017, respectively. We provided the Target Case and Management Upside Case projections to the Company’s financial advisors for their review and analysis in connection with their respective financial analyses and opinions, as described under the heading “Opinions of Financial Advisors” beginning on page 29 of this Schedule 14D-9, and to our Board of Directors in connection with its review of strategic alternatives. The Company also provided the Target Case and the Management Upside Case projections, for the calendar years 2015-2017, to Parent and Merger Sub.”

Item 4 of the Schedule 14D-9 is hereby amended by inserting the following sentence immediately following the first sentence of the first full paragraph beginning on page 29 of the Schedule 14D-9:

“For example, the Company’s growth in the first two quarters of 2015 as publicly disclosed by the Company was in excess of the growth assumed in the Target Case.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph immediately following the heading “Discounted Equity Value Analysis” on page 33 of the Schedule 14D-9 and replacing it with the following paragraph:

“Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2017 fully-taxed EPS estimates from the Target Case as well from an additional Management Upside Case, which was prepared by management and is, together with the Target Case, more fully described above in “Important Information Concerning the Company Financial Projections.” The use of fully-taxed EPS was based on the assumption, which was discussed with our management, that a 34% tax rate would apply because Wall Street analysts typically deduct an income tax expense from EPS even if the Company has NOLs, and, in 2017, the tax benefits of Dot Hill’s NOLs in the Management Upside Case would cease. Morgan Stanley applied a range of P/E multiples to these estimates and applied a discount rate of 10.0%, which rate was selected based on Dot Hill’s estimated cost of equity.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the third full paragraph on page 33 of the Schedule 14D-9 and replacing it with the following paragraph:

“Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated a range of implied equity values per share for our Common Stock based on estimates of future cash flows from both the Target Case and Management Upside Case. For the analysis utilizing either case, projections through 2020 were based on management projections, and projections for 2021 through 2024 were developed by an extrapolation of 2020 estimates in the management projections based on 2020 growth and margin performance to reach a steady state margin and growth profile by 2024, with such extrapolations reviewed and approved by management of the Company. Morgan Stanley then calculated a range of implied values of Dot Hill by calculating a range of the present values of Dot Hill’s free cash flows for the period from June 30, 2015, through December 31, 2024, and a terminal value based on a terminal perpetual growth rate ranging from 1.0% to 3.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment and experience. The free cash flows and terminal values were discounted to present values as of June 30, 2015, at a range of discount rates of 9.0% to 11.0% to reflect Dot Hill’s weighted average cost of capital, which was calculated using an assumed market risk premium of 6.00%, a Barra predicted beta of 1.29, an assumed risk-free rate of 2.2%, and applying a sensitivity adjustment (-1.00% to 1.00).”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first paragraph on page 35 of the Schedule 14D-9 and replacing it with the following paragraph:

“For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) the multiple of aggregate value of the transaction to last twelve months estimated revenue and (2) the multiple of aggregate value of the transaction to next twelve months estimated revenue. Morgan Stanley noted the multiples for such transactions as follows:

Precedent Transactions Financial Statistics	LTM AV / Revenue	NTM AV / Revenue
Fusion-io, Inc. / SanDisk Corporation	2.7 x	2.4 x
Xyratex Ltd / Seagate Technology Public Limited Company	0.3 x	0.3 x
LSI Corporation / Avago Technologies Limited	2.5 x	2.5 x
Whiptail Technologies, Inc. / Cisco Systems, Inc.	N.A	5.5 x
Virident Systems, Inc. / Western Digital Corporation	N.A	4.9 x
sTec, Inc. / Western Digital Corporation	1.6 x	2.0 x
BlueArc Corporation / Hitachi Ltd	7.3 x	N.A
Compellent Technologies, Inc. / Dell Inc.	5.2 x	4.2 x
Isilon Systems, Inc. / EMC Corporation	12.5 x	9.4 x
3Par Inc. / Hewlett-Packard Company	9.9 x	8.4 x
Data Domain, Inc. / EMC Corporation	6.1 x	4.7 x
EqualLogic, Inc. / Dell, Inc	12.3 x	7.0 x”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the fourth full paragraph on page 37 of the Schedule 14D-9 and replacing it with the following paragraph:

“In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory or financing services for us. During the same time period, Morgan Stanley or its affiliates provided financing services for Seagate Technology Public Limited Company, an affiliate of Parent, and has received aggregate fees of approximately $22.0 million in connection with such services. Prior to the beginning of such two-year period, Morgan Stanley or its affiliates provided financing and advisory services to Seagate Technology Public Limited Company and its affiliates. On or around April 1, 2015, representatives of Morgan Stanley delivered a written presentation to representatives of Seagate Technology Public Limited Company and discussed with such representatives the possibility of acquiring Dot Hill. This presentation, among other things, described Dot Hill’s patent portfolio as “strong.” In a written memorandum to our Board of Directors, dated August 13, 2015, described in “Background of Offer and Merger” above, Morgan Stanley disclosed that certain members of the deal team assigned to work on the engagement with Dot Hill had a number of client coverage discussions with Seagate involving the potential acquisition by Seagate of, among other companies, Dot Hill. Morgan Stanley was retained by Seagate Technology Public Limited Company in connection with a debt issuance in May 2015. Morgan Stanley may seek to provide such financial advisory or financing services to Parent, Seagate Technology Public Limited Company, other affiliates of Parent and us in the future and would expect to receive fees for the rendering of these services.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the third full paragraph on page 41 of the Schedule 14D-9 and replacing it with the following paragraph:

“The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger:

Selected Transactions	Enterprise value to LTM revenues	Enterprise value to LTM adjusted EBITDA
SanDisk Corporation / Fusion-io, Inc.	2.6 x	NM
Seagate Technology PLC / Xyratex Ltd	0.3 x	12.2 x
Western Digital Corporation / sTec, Inc.	1.3 x	33.4 x
NetApp Inc. / Engenio	0.7 x	NA
Dell Inc. / Compellent Technologies, Inc.	5.6 x	NM
Company Implied by Merger	2.7 x	28.3 x”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first paragraph on page 42 of the Schedule 14D-9 and replacing it with the following paragraph:

“Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected calendar years 2015 through 2020 using discount rates ranging from 14.3% to 18.3%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience. The mid-point of the range of discount rates used by Needham & Company was calculated using an assumed equity market risk premium of 6.96% based upon data from Ibbotson Associates, a levered beta estimate of 1.62 based upon Bloomberg financial databases, an assumed low-cap size premium of 2.76% based upon data from Ibbotson Associates, and an assumed risk-free rate of 2.20% based on the U.S. Government 10-year Treasury note yield. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 by applying multiples ranging from 1.0x to 2.5x to the Company’s management’s estimate of its calendar year 2020 revenue. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.3% to 18.3%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s total cash at June 30, 2015 and subtracted the Company’s total debt at June 30, 2015 to arrive at the ranges of illustrative implied equity values. Needham & Company made these calculations assuming two cases of management forecasts – the Target Case and the Management Upside Case. This analysis indicated an implied per Share equity reference range for the Company of $3.76 to $8.26 based on Target Case and $5.24 to $11.42 based on the Management Upside Case.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 49 of the Schedule 14D-9 and replacing it with the following paragraph:

“Beginning on August 25, 2015, five putative class-action lawsuits challenging the Merger (captioned Jerry A. Sacks IRA v. Kammersgard, C.A. No. 11428-VCN (filed August 25, 2015); Ahmadi v. Christ, C.A. No. 11432-VCN (filed August 26, 2015); Trager v. Dot Hill Systems Corp., C.A. No. 11439-VCN (filed August 27, 2015); Morris Akerman v. Dot Hill Systems, Corp., C.A. No. 11455-VCN (filed September 1, 2015); and Thomas Qiong Shen v. Dot Hill Systems, Corp., C.A. No. 11466 (filed September 3, 2015)) were filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of Dot Hill’s Board of Directors; (ii) Ultimate Parent; (iii) Parent; and (iv) Purchaser. The complaints generally allege that Dot Hill’s directors breached their fiduciary duties in connection with the proposed acquisition by, among other things, (a) agreeing to sell Dot Hill at an inadequate price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Acquisition Agreement that allegedly deter alternative bids. The complaints also allege that Dot Hill, Ultimate Parent, Parent, and Purchaser aided and abetted these alleged breaches of fiduciary duty. The plaintiffs seek, among other things, an injunction against the consummation of the Offer, the Merger and the other transactions contemplated by the Acquisition Agreement, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. On September 3, 2015, plaintiffs filed a motion to consolidate the five cases and to appoint lead counsel. Dot Hill intends to defend these lawsuits vigorously. On September 8, 2015, the court ordered that the five cases be consolidated into one action and appointed lead plaintiffs’ counsel. On September 9, 2015, plaintiffs filed an amended consolidated class action complaint, a motion for preliminary injunction, and a motion for expedited proceedings. The Court set an October 1, 2015 hearing date for plaintiffs’ motion for preliminary injunction. Between September 14 and September 26, 2015, the parties engaged in certain stipulated, expedited discovery, including the production of documents and depositions.

On September 28, 2015, the parties to the Stockholder Litigation agreed in principle to settle the Stockholder Litigation by executing a memorandum of understanding (“MOU”). Under the terms of the MOU, the parties agreed that Dot Hill would make available to its stockholders certain additional information in an amended Schedule 14D-9, and defendants will receive a release from any and all claims relating to, among other things, the Merger. The settlement contemplated by the MOU is subject to approval by the Court.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOT HILL SYSTEMS, CORP.

By:	/s/ Dana W. Kammersgard
Name:	Dana W. Kammersgard
Title:	President and Chief Executive Officer

Dated: September 28, 2015